Page 1 of 4
Schedule 13G/A
(12/31/99)
Under the Securities Exchange Act of 1934

Amendment No 1
NAME OF ISSUER Technisource
               TITLE OF CLASS SECURITIES
               Common Stock
CUSIP
               878553106
               Amended Filing
______________________________________________________________________________
                                                                   Page 2 of 4
Item 1:       REPORTING PERSONS
              Wall Street Assoicates
              Tax ID# 33-0238287

Item 2:       Not Applicable

Item 3:

Item 4:       CITIZENSHIP
              A California Corporation

ITEM 5:       SOLE VOTING POWER
              0.0

ITEM 6:       SHARED VOTING POWER
              0.00

ITEM 7:       SOLE DISPOSITIVE POWER
              0.0

ITEM 8:       SHARED DISPOSITIVE POWER
              0.00

ITEM 9:       AGGREGATE AMOUNT BENEFICIALLY OWNED
              0.0

ITEM 10: AGGRETATE AMOUNT EXCLUDES CERTAIN SHARES n/a

ITEM 11:      PERCENT OF CLASS REPRESENTED BY LINE 9
              0.0

ITEM 12:      TYPE OF REPORTING PERSON
              IA

______________________________________________________________________________
                                                                   Page 3 of 4
ITEM 1(A)      NAME OF ISSUER
               Technisource

ITEM 1(B)      ADDRESS OF ISSUER
               1901 W. Cypress Creek Rd.
               Suite 401
               Ft. Lauderdale, FA 33309

ITEM 2(A)      NAME OF PERSON FILING
               Wall Street Associates

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE
               1200 Prospect Street
               Suite 100
               La Jolla, CA 92037

ITEM 2(C)      CITIZENSHIP
               A California Corporation

ITEM 2(D)      TITLE OF CLASS OF SECURITIES
               Common Stock

ITEM 2(E)      CUSIP NUMBER
               878553106

ITEM 3 This statement is filed pursuant to Rule 13d-1 (b) or 13d-2 and the person filing is an Investment Advisor registered under the section 203 of the Investment Advisers Act of 1940.
_____________________________________________________________________________
                                                                  Page 4 of 4

ITEM 4         OWNERSHIP

ITEM 4(a)      AMOUNT BENEFICIALLY OWNED
               0.0

ITEM 4(b)      PERCENT OF CLASS
               0.0

ITEM 4(c)(i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
               0.0
         (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
               0.00
         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
               0.0
         (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
               0.00

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               If this statement is being filed to report the fact that as of 12/31/99 the reporting person has ceased to be the beneficial owner of more than five percent of the class
               of securities, check the following         {  }

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON
               All Securities reported in this schedule are owned by advisory clients of Wall Street Associates. Wall Street Associates disclaims beneficial ownership of all such securities. Each client has the right to receive dividends, and/or proceeds from the sale of securities. To the knowledge and information available to Wall Street Associates at the date of this filing, the advisor acknowledges that no one client has an interest in 5% or more of the securities identified hereinabove.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:
               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               Not Applicable

ITEM 10        CERTIFICATION:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquried for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such puposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2000

WALL STREET ASSOCIATES
A California Corporation


Debby Holden
Operations Manager